UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of January, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts: David Roy Investor Relations (781) 902-8033 ir@iona.com	Rob Morton Corporate Communications (781) 902-8139 robert.morton@iona.com
IONA’S FOURTH QUARTER CAPS MOST PROFITABLE YEAR SINCE 2000
2006 Revenue Grows 17%, Fastest Growth in Five Years;
Artix Grows 113% Year-over-year; Fourth Quarter Net Margin 13%
DUBLIN, Ireland & WALTHAM, Mass. — January 25, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced full year 2006 revenue of $77.8 million, up 17% from 2005. Fourth quarter 2006 revenue was $22.8 million, up 19% from the same quarter the prior year.
On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported 2006 net income of $2.5 million, or $0.07 per share. For the fourth quarter of 2006, net income was $2.9 million, or $0.08 per share.
Net income and earnings per share in 2006, excluding $4.6 million of SFAS 123R stock-based compensation expense, was $7.1 million, or $0.19 per share. For the fourth quarter, net income and earnings per share, excluding $0.6 million of SFAS 123R stock-based compensation expense, was $3.5 million, or $0.09 per share. Reconciliation between net income and earnings per share on a GAAP basis and on a non-GAAP basis is provided in the financial tables at the end of this press release.
“IONA is establishing an important leadership role in the infrastructure software market by remaining dedicated to the business and technology needs of our global 2000 customers,” said Peter Zotto, CEO, IONA. “In 2006, we strengthened our customers’ ability to deploy truly distributed SOA in the enterprise. Expanded industry partnerships, new versions of Artix and the introduction of Celtix, our family of open source infrastructure products, give our customers new and powerful options for achieving the significant business benefits associated with the emerging SOA computing model.”
Mr. Zotto continued, “I am pleased with our accomplishments in the quarter and throughout 2006, and with the progress we are making in all aspects of our business. Our continued operational execution resulted in full year revenue growth of 17%, led by a 113% growth in Artix, reinforcing Artix as a market leader. We exited 2006 with significant momentum, positioning us for continued profitable growth in 2007.”
“IONA’s results for both the quarter and the year reflect the leveragability of our business model,” explained Bob McBride, CFO, IONA. “For six straight quarters we have generated year-over-year product revenue growth and, excluding stock-based compensation expense, a positive operating margin. During 2006, IONA’s sales force productivity showed excellent improvement and we generated greater revenue from our partners. These factors, combined with improved profitability from our professional services organization, create a solid financial platform to build upon as we enter 2007.”
Highlights
•	GAAP profitability of $0.08 per share fourth quarter; $0.07 per share full year

•	Fourth quarter GAAP operating margin of 12%; non-GAAP operating margin of 15% excluding SFAS 123R stock-based compensation expense

•	Revenue growth: 17% full year; 19% fourth quarter year over year

•	Artix revenue growth: 113% full year; 109% fourth quarter year-over-year

•	Year ending $54 million balance in cash and marketable securities; deferred revenue of $21.3 million, up 48% sequentially

•	Extended company’s leadership in distributed SOA infrastructure with the introduction of new versions of Artix (press releases dated April 3 and October 10, 2006)

•	Launched the Celtix product line to provide customers with the industry’s first enterprise-ready open source distributed SOA infrastructure software (press release dated December 4, 2006)

•	Expanded industry relationships with companies including BEA, Microsoft, LANSA, Wipro and others

•	Established, along with JPMorgan Chase, Cisco Systems, Red Hat, and others, the Advanced Message Queuing Protocol (AMQP) (press release dated June 20, 2006)

•	Earned widespread validation from the industry analyst community for IONA’s products and strategy, including Artix being named a “Leader” in the Forrester Wave™: Enterprise Service Bus (press release dated July 11, 2006)
Looking Forward
IONA expects total revenue for the first quarter of 2007 to be in the range of $18.5 – $19.5 million. The company expects total expenses for the first quarter 2007, including cost of revenue, operating expenses, and the cost of stock-based compensation to be in the range of $19.5 – $20.0 million. SFAS 123R stock-based compensation expense in the first quarter is expected to be approximately $1.3 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s fourth quarter results. Investors and other interested parties may dial into the call using the toll free number 800-619-7628 or 630-395-0180 internationally. This call is being Webcast by CCBN and can be accessed at www.iona.com/investors. The pass code is IONA. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site (www.iona.com/investors) or by calling 866-415-3328 or 203-369-0697 internationally until February 25, 2007.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables customers to leverage distributed service-oriented architecture to streamline and modernize IT environments. The Celtix™ family of open source SOA infrastructure products allows customers to take advantage of the economic benefits associated with the use of open source software.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding future financial performance, profitability, future operating performance, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so. In this press release and the accompanying financial tables we have also disclosed various non-GAAP financial measures as defined by SEC Regulation G, including net income, earnings per share on a diluted basis, operating income and operating margin. The most directly comparable GAAP financial measures can be found above and in the financial tables at the end of this press release, and a reconciliation of the differences between the GAAP financial measures and the non-GAAP financial measures can be found at the end of this press release.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Celtix, Celtix Enterprise and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	(Unaudited)		(Unaudited)
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Revenue:
Product revenue	$13,319	$10,881	$42,056	$33,630
Service revenue	9,468	8,212	35,782	33,176

Total revenue	22,787	19,093	77,838	66,806

Cost of revenue:
Cost of product revenue	114	382	523	636
Cost of service revenue	3,366	3,017	13,220	11,684

Total cost of revenue	3,480	3,399	13,743	12,320

Gross profit	19,307	15,694	64,095	54,486

Operating expense:
Research and development	3,888	4,023	15,946	15,848
Sales and marketing	9,219	8,222	33,221	30,293
General and administrative	3,409	2,527	12,375	9,287
Amortization of other non-current assets	0	0	0	94
Restructuring	0	(92)	0	(189)

Total operating expenses	16,516	14,680	61,542	55,333

Income (loss) from operations	2,791	1,014	2,553	(847)

Interest income, net	442	260	1,738	825
Net exchange (loss) gain	(266)	58	(559)	99

Income before provision for income taxes	2,967	1,332	3,732	77
Provision for income taxes	91	372	1,212	920

Net income (loss)	$2,876	$960	$2,520	($843)

Net income (loss) per ordinary share and per ADS
Basic	$0.08	$0.03	$0.07	($0.02)
Diluted	$0.08	$0.03	$0.07	($0.02)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	35,870	35,334	35,648	35,139
Diluted	37,811	35,814	37,021	35,139

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands)

	December 31,	December 31,
	2006	2005 (1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,798	$27,936
Restricted cash	295	495
Marketable securities	34,858	23,685
Accounts receivable, net of allowance for doubtful accounts of $653 at December 31, 2006 and $740 at December 31, 2005	26,484	17,949
Prepaid expenses	1,524	2,033
Other assets	126	921

Total current assets	82,085	73,019

Property and equipment, net	2,859	3,893
Other non-current assets, net	140	191

Total assets	$85,084	$77,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$957	$2,406
Accrued payroll and related expenses	7,109	5,385
Other accrued liabilities	10,912	10,226
Deferred revenue	20,351	21,618

Total current liabilities	39,329	39,635

Long term deferred revenue	976	1,090

Other non-current liabilities	995	1,137

Shareholders’ equity:
Ordinary shares	99	98
Additional paid-in capital	501,992	495,957
Accumulated deficit	(458,294)	(460,814)
Accumulated other comprehensive income	(13)	0

Total shareholders’ equity	43,784	35,241

Total liabilities and shareholders’ equity	$85,084	$77,103

(1)	The December balance sheet information has been derived from the December 31, 2005 audited consolidated financial statements.

IONA Technologies PLC
Unaudited Reconciliation of Non-GAAP Measures to Comparable GAAP Measures
(U.S. dollars in thousands, except per share data)
We utilize certain non-GAAP financial measures to evaluate our performance and for internal planning and forecasting purposes. We consider these measures important indicators of our success. On January 1, 2006 we adopted SFAS 123R. Prior to SFAS 123R we used APB25, which did not require us to record share-based compensation. In order to facilitate the comparison by investors of our current results with our results from prior periods, we have provided certain non-GAAP financial measures that exclude the effect of share-based compensation expenses from the results of the three and twelve-month periods ended December 31, 2006. We believe the use of non-GAAP measures in addition to GAAP measures is an additional useful method of evaluating our results of operations. These measures should not be considered an alternative to measurements required by United States generally accepted accounting principles (“GAAP”) such as net income and earnings per share and should not be considered measures of our liquidity. In addition, our non-GAAP financial measures may not be comparable to similar measures reported by other companies.
The following tables reconcile non-GAAP financial measures used in this release to the most comparable GAAP measure for the respective periods.

	Three Months Ended		Twelve Months Ended
	(Unaudited)		(Unaudited)
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Net income (loss)
GAAP net income (loss)	$2,876	$960	$2,520	($843)
Plus:
Stock-based compensation (1)	630	0	4,617	0

Non-GAAP net income (loss)	$3,506	$960	$7,137	($843)

Net income (loss) per ordinary share and ADS, diluted
GAAP net income (loss) per	$0.08	$0.03	$0.07	($0.02)
ordinary share and per ADS, diluted
Plus:
Stock-based compensation	0.01	0.00	0.12	0.00

Non-GAAP net income (loss) per ordinary share and per ADS, diluted	$0.09	$0.03	$0.19	($0.02)

Operating income (loss) from operations

GAAP income (loss) from operations	$2,791	$1,014	$2,553	($847)
Plus:
Stock-based compensation (1)	630	0	4,617	0

Non-GAAP income (loss) from operations	$3,421	$1,014	$7,170	($847)

Operating margin

GAAP operating margin	12%	5%	3%	(1%)
Plus:
Stock-based compensation	3%	0%	6%	0%

Non-GAAP operating margin	15%	5%	9%	(1%)

(1) The table below identifies the allocation of stock-based compensation in the Condensed Consolidated Statement of Operations:

Cost of service revenue	$39	$0	$481	$0
Research and development	73	0	959	0
Sales and marketing	225	0	1,562	0
General and administrative	293	0	1,615	0

Total stock-based compensation	$630	$0	$4,617	$0

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: January 25, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer